

Mail Stop 3561

January 14, 2016

Gordon Lett
President
Killer Waves Hawaii, Inc
PO Box 731
Lawai, HI 96765

> **Re:** **Killer Waves Hawaii, Inc**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 31, 2015**
> **File No. 333-207765**

Dear Mr. Lett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2015 letter.

Prospectus Summary, page 1

General Information about Our Company, page 5

1. We note your response to our prior comment 4 but we are unable to locate the updated disclosure. Please explain how the barrier to entry in this industry is extremely low. It would appear that the high fixed cost of amusement park operations you discuss on page 11 would result in a high barrier to entry in this industry.

Description of Business, page 23

2. We note your response to our prior comment 10 and the deletion of the reference to a Feasibility Study in the notes to the financial statements. Please tell us whether you deleted the reference because the company did not agree to or pay a deposit for a Feasibility Study or because you believe the information related to the study is not required to be disclosed in the prospectus.

Plan of Operation, page 24

3. We note your response to our prior comment 11 but we are unable to locate the updated disclosure. We note that you are a development stage company with no operations and no revenues to date. As such, please expand the description of the plan of operation for the company. In particular, please include specific information regarding each material event or step required to pursue each of your planned activities, the timelines, projected costs, milestones, and the estimated amount of additional financing needed for the development of your business over the next 12 months.

Report of Independent Registered Public Accounting Firm, page F-2

4. The opinion paragraph of the Report from Stevenson and Company identifies one of the periods audited as the period from inception (September 24, 2014) through September 30, 2015, while the introductory paragraph identifies one of the periods audited as the period from inception (September 24, 2014) through September 30, 2014. It appears from the financial statement presentation on the face of the statements that the opinion paragraph should be consistent with the introductory paragraph. Please file an amended Form S-1 that includes a report that correctly identifies and opines on the periods presented in the financial statements.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: James B. Parsons, Esq.